Media Release

NASDAQ Listing Rules

SINGAPORE, November 17, 2006 — On November 7, 2006, Pacific Internet Limited (NASDAQ: PCNTF) (the ''Company’’ or “PacNet”) notified the NASDAQ Stock Market, Inc. (“NASDAQ”) that at the Extraordinary General Meeting held on November 7, 2006 (the “EGM”) for the removal and appointment of Directors, only four of the eight current Board members were re-elected and none of the Company’s three independent directors were re-elected. In addition, one new director was appointed, subject to the approval of the Infocomm Development Authority of Singapore (“IDA”), at the EGM. As the Board is no longer comprised of any independent directors, the composition of the Company’s audit, compensation and nominations committees is not in compliance with Nasdaq Marketplace Rules 4350(d)(2), 4350(c)(3) and 4350(c)(4) (the “NASDAQ Rules”), respectively.

On November 15, 2006, NASDAQ confirmed that the Company does not meet the audit, compensation and nominations committee requirements for continued listing on NASDAQ under Marketplace Rules 4350(d)(2), 4350(c)(3), and 4350(c)(4), respectively, and requested the Company, on or before November 29, 2006, to provide to NASDAQ a specific plan and timetable to achieve compliance with the NASDAQ Rules.

The Company is actively working on identifying and appointing qualified and capable new independent directors to fill the Board and the audit, compensation and nominations committees. As the Company holds licenses from the IDA, it requires IDA’s prior approval for all new appointments to the Board. The IDA approval process generally takes at least one month.

The Company intends to achieve compliance with the NASDAQ Rules as soon as possible and will submit its specific plan and timetable for NASDAQ’s review on or before November 29, 2006.

Editors’ Notes

About Pacific Internet Limited
Pacific Internet Limited or PacNet (Nasdaq: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement
Statements made in this press release with respect to Pacific Internet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.

Media & Analyst Contacts

Investor & Analyst	Media
Mervin Wang Pacific Internet Limited Direct: +65-6771-0780 Mobile: +65-9798-6077 Email: investor@pacific.net.sg	Bernard Ho Pacific Internet Limited Direct: +65-6771 0433 Mobile: +65-9782-3393 Email: bernard.ho@pacific.net.sg